Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement on Form S-1 of our report dated April 1, 2024 relating to the financial statements, appearing in the Annual Report on Form 10-K of Agape ATP Corporation for the year ended December 31, 2023, which includes an explanatory paragraph stating that we have not audited the adjustments to retrospectively apply the change related to the share consolidation as described in Note 16 and the additional prior year numbers added to retrospectively apply the ASU 2023-07, segment reporting as described in Note 22. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

New York, New York

April 10, 2025